Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Metalpha Technology Holding Limited

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Limin Liu

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(+852)35652921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G28365 107

(1)	Name of Reporting Persons: Xianqun Hu
S.S. or I.R.S. Identification Nos. of above persons: N/A

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization: P.R. China

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 3,300,000*

	(8)	Shared Voting Power: 0

	(9)	Sole Dispositive Power: 3,300,000*

	(10)	Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:
3,300,000*

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐

(13)	Percent of Class Represented by Amount in Row (11):
10.03%**

(14)	Type of Reporting Person (See Instructions): IN

*	Represents warrants held as of the date of this Schedule 13D by Mr. Xianqun Hu to purchase (i) an aggregate of 1,860,000 ordinary shares of the Issuer, and (ii) an aggregate of 1,440,000 ordinary shares beneficially owned by Mr. Xianqun Hu, as described in Item 4 hereof.

**	Percentage of class based on 31,048,371 ordinary shares outstanding as of February 1, 2023, which information was provided by the Issuer to the reporting person on February 1, 2023. In computing the percentage ownership of the reporting person, shares that the reporting person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after February 1, 2023, are included.

Item 1.	Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value

Issuer:    Metalpha Technology Holding Limited (the “Issuer”)

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong, P.R. China

(+852)35652921

Item 2.	Identity and Background.

(a)	This statement is filed by Mr. Xianqun Hu is the holder of record of approximately 10.03% of the Issuer’s outstanding ordinary shares based on 31,048,371 ordinary shares outstanding as of February 1, 2023.

(b)	The residential address of Mr. Hu is Room 602 Tower 4, Langshi Green Jiequ Huijing Rd, Yuhuatai District, Nanjing, P. R .China.

(c)	Mr. Hu is a consultant to the Issuer, primarily working at its various locations in China.

(d)	During the past five years, Mr. Hu, has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Hu has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or findings of any violation with respect to such laws.

(f)	Mr. Hu is a citizen of P.R. China.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 27, 2021, Metalpha Technology Holding Limited (formerly Dragon Victory International Limited), an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), entered into a Consulting and Warrant Issuance Agreement (the “Consulting Agreement”) with Xianqun Hu, and three other consultants (collectively, the “Consultants” and each a “Consultant”). Pursuant to the Consulting Agreement, the Consultants agreed to provide certain services to the Company in connection with the business operation of a joint venture company formed by the Company and an industry leader. Pursuant to such Consulting Agreement, the Company agreed to issue warrants to Xianqun Hu to purchase an aggregate of 900,000 ordinary shares, par value $0.0001 per share, of the Company (the “Hu Warrants”). The Hu Warrants became exercisable once issued, with an exercise price that is the lower of (i) $1.5 per share and (ii) 88% of the lowest daily volume-weighted average price of the ordinary shares for the 10-trading-day period immediately prior to the exercise of the Hu Warrants, and will expire five years after issuance.

On June 30, 2022, the Company entered into a Securities Subscription and Warrant Purchase Agreement, (the “Private Placement Agreement”), with certain investors, including directors and senior members of management of the Company, including Mr. Xianqun Hu (collectively, the “Purchasers”, and each, a “Purchaser”). Pursuant to the Private Placement Agreement, each Purchaser agreed to subscribe for and purchase, and the Company agreed to issue and sell, (A) such number of ordinary shares of the Company of par value US$0.0001 per share (with respect to such Purchaser, its “Subscription Shares”) calculated by dividing (a) the purchase price paid by such Purchaser to the Company, as set forth in Schedule A of the Private Placement Agreement, by (b) the per share purchase price (the “Per Share Purchase Price”) that is the higher of (i) US$1.00 and (ii) 88% of the lowest daily dollar volume-weighted average price of the ordinary shares on the NASDAQ Capital Market (as reported by Bloomberg) during the last 10 trading days immediately preceding the execution date of the Private Placement Agreement; and (B) certain warrants, in substantially the form attached as Exhibit A to the Private Placement Agreement, to purchase an aggregate number of ordinary shares that equals twice the number of the Subscription Shares (with respect to such Purchaser, its “Subscription Warrants”). The aggregate purchase price for the 960,000 ordinary shares acquired by Mr. Hu on June 30, 2022 was US$960,000. The source of these funds was the personal funds of Mr. Hu. As of the filing of this Schedule 13D, an aggregate of 960,000 Subscriptions Warrants have vested.

On February 1, 2023, the Issuer issued to Mr. Hu 480,000 ordinary shares, representing 50% of the vesting proportion earned as of January 26, 2023, under the 2022 Performance Incentive Plan of the Company.

As a result of the above-mentioned transaction, Mr. Hu currently beneficially owns 10.03% of ordinary shares of the Issuer.

Item 4.	Purpose of the Transaction.

The ordinary shares beneficially owned by Mr. Hu have been acquired as consideration for his consulting services and acquired for investment purposes. Mr. Hu may make further acquisitions of ordinary shares from time to time and, subject to certain restrictions, may dispose of any or all of the ordinary shares at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities, and other factors.

Except as set forth in this Item 4, Mr. Hu does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of ordinary shares directly owned by Mr. Hu is based upon a total of 31,048,371 ordinary shares outstanding of the Issuer as of February 1, 2023. Mr. Hu directly beneficially owns 3,300,000 ordinary Shares, representing approximately 10.03% issued and outstanding Ordinary Shares of the Issuer.

(b)	Mr. Hu is the direct beneficial owner of 3,300,000 ordinary Shares. Mr. Hu has direct, sole voting power and sole dispositive power with respect to the 3,300,000 ordinary shares.

(c)	Other than as described herein, Mr. Hu has not effected any transactions in ordinary shares during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in this Schedule, to the knowledge of Mr. Hu, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between Mr. Hu and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 99.1	Consulting Agreement dated October 27, 2021 by and among the Company and the Consultants (incorporated herein by reference to Exhibit 10.1 to the Company’s report of foreign private issuer on Form 6-K dated October 28, 2021)
Exhibit 99.2	2022 Performance Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s report of foreign private issuer on Form 6-K dated July 21, 2022)
Exhibit 99.3	Form of Share Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 to the Company’s report of foreign private issuer on Form 6-K dated July 21, 2022)
Exhibit 99.3	Private Placement Agreement dated June 30, 2022 by and among the Company and the Purchasers (incorporated herein by reference to Exhibit 10.1 to the Company’s report of foreign private issuer on Form 6-K dated August 1, 2022)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

/s/ Xianqun Hu
Xianqun Hu